UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. _)*
Universal Capital Management, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
913393 10 4
(CUSIP Number)
Elliot Bellen 125 South State Road 7, Suite 104-275 Wellington, Florida 33414 (866) 541-0625
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 22, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913393 10 4

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). New Bastion Development, Inc. 23-1364981
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 913393 10 4

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Elliot Bellen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4%
14.	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the common stock of Universal Capital Management, Inc., a Delaware corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 2601 Annand Drive, Suite 16, Wilmington, DE 19808.

Item 2.  Identity and Background.

(a)-(c) and (f)

This statement is being filed by New Bastion Development, Inc., a Pennsylvania corporation (“New Bastion”).

Elliot Bellen is the chief executive officer of New Bastion and he has voting and dispositive power for securities owned by New Bastion. As a result, Mr. Bellen may be deemed to be the beneficial owner of any shares beneficially owned by New Bastion. Mr. Bellen disclaims beneficial ownership of the securities set forth in this Schedule 13D. Mr. Bellen is a United States citizen.

The business address for the Reporting Persons is c/o New Bastion Development, Inc., 11985 Southern Boulevard, Suite 19, Royal Palm Beach, Florida 33411.

The principal business of New Bastion is to serve as the parent company to NB Regeneration, Inc., a Florida corporation (“NB Regeneration”). NB Regeneration is pursuing business opportunities relative to the construction of a facility and the production of nitrogen fertilizers used in the global agricultural market.  The principal business of Mr. Bellen is serving as chief executive officer of New Bastion and NB Regeneration.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, other than as set forth below, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

One June 25, 2012, pursuant to an Administrative Proceeding brought against New Bastion by the of the U.S. Securities And Exchange Commission, the registration of the registered securities of  New Bastion was revoked due to New Bastion’s failure to file required periodic reports with the Securities and Exchange Commission.  Initial Decision Release No. 462 Administrative Proceeding File No. 3-14767.

Item 3.  Source and Amount of Funds or Other Consideration.

On August 22, 2012 the Issuer entered into a Memorandum of Understanding (the “Agreement”) with New Bastion Development to document the business terms of the deal between the parties to enter into a joint development relationship for the construction of a nitrogen fertilizer plant capable of producing approximately 4,000 MT of granulated urea on a daily basis (the “Project”).  The Project will be completed by NB Regeneration. Pursuant to the terms of the Agreement: (1) the Issuer agreed to purchase from New Bastion 100,000 issued and outstanding shares of NB Regeneration held by New Bastion, representing approximately 12.7% of the outstanding shares of NB Regeneration in exchange for 5,000,000 newly issued restricted shares of the Issuer issued upon the execution of the Agreement and $500,000 pursuant to the following schedule: $100,000 within 15 days of execution of the Agreement; and $400,000 within 60 days of execution of the Agreement. (2) The Issuer received an option to purchase up to 240,000 additional shares of NB Regeneration currently owned by New Bastion, which will represent a total ownership of approximately 43% of NB Regeneration owned by the Issuer for an additional $4.8M under terms to be mutually negotiated, assuming no additional shares of NB Regeneration are issued. (3) the Issuer issued 20,000,000 shares of its restricted common stock to New Bastion for delivery as follows: 5,000,000 shares delivered upon the execution of the Agreement, as described in section 1 herein, and 15,000,000 shares to be held (and voted by Universal) and distributed in accordance with a mutually accepted schedule developed relative to the exercise of option described in section 2 herein. No schedule has been agreed upon as of the date of this Schedule 13D.

Item 4.  Purpose of Transaction.

(a)-(i)           The securities of the Issuer were purchased for investment in the ordinary course of Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect.

Item 5.  Interest in Securities of the Issuer.

(a)  Reference is made to items 7, 9, 11 and 13 of pages 2-3 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule consist of 20,000,000 shares of Common Stock.  The calculation of percentage of beneficial ownership in Item 13 of page 2 – 3 was calculated using information from Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2012, in which the Issuer stated that the number of shares of its common stock outstanding as of August 28, 2012 was 36,127,426shares.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  No transactions in securities of the Issuer were effected by Reporting Persons in the last 60 days other than as described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

New Bastion is a party to an Agreement with the Issuer dated August 22, 2012 pursuant to which securities were purchased as more fully described in Item 3 above.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:

Joint Filing Agreement, dated as of August 31, 2012, by and among New Bastion Development, Inc. and Elliot Bellen.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2012

NEW BASTION DEVELOPMENT, INC.

By: /s/ Elliot Bellen
Name: Elliot Bellen Title: Chief Executive Officer

/s/ Elliot Bellen
Elliot Bellen

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Universal Capital Management, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  August 31, 2012

NEW BASTION DEVELOPMENT, INC.

By: /s/ Elliot Bellen
Name: Elliot Bellen Title: Chief Executive Officer

/s/ Elliot Bellen
Elliot Bellen